Mail Stop 4561

                                                      November 28,
2005

BGI`s Product Management Team, Intermediary Investors
    and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
45 Fremont Street
San Francisco, California  94105

Re:	iShares GSCI Commodity-Indexed Trust
	iShares GSCI Commodity-Indexed Investing Pool LLC
	Amendment No. 2 to Registration Statement on Form S-1
	Registration No. 333-126810
	Filed October 31, 2005

Dear Sirs/Mdmes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the registration statement cover page to disclose the registration number for the co-registrant LLC. In addition, please obtain a CIK number for the co-registrant LLC.

2. Please advise us how the redemptions of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.

3. We note your response to comment 1. Please confirm that Authorized Participants acting as underwriters will distribute this prospectus in connection with their sales and please reflect this in your disclosure.

4. We note your response to comment 3. The Division of Investment Management will review the response and will contact you directly with any comments.

Prospectus Cover Page

5. We note your response to comment 9. Please revise your disclosure regarding the price at which the shares will be sold by the Initial
Purchaser and the Authorized Participants to clarify, if accurate, that the price is expected to fall between net asset value and the share trading price.

6. We note your response to comment 12. Since the registration statement relates to the resale of shares that were sold privately to the Initial Purchaser prior to effectiveness, please revise the prospectus to include the selling stockholder disclosure required by
Item 507 of Regulation S-K. In addition, please provide a more detailed analysis as to why the sale of shares to the Initial Purchaser should not be integrated with the public offering.

Investment Objective, page 3
7. We note your response to comment 15. Please confirm that the limitations on the investment of your margin assets will be finalized and disclosed prior to effectiveness of the registration statement.

Risk Factors, page 10

Suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares, page 10

8. We note your response to comment 21. Please disclose, if accurate, that market limits may result in a daily NAV that does not accurately reflect the market value of the underlying assets. Furthermore, since such daily limits are generally triggered in the event of a significant change in market price for such commodity, please disclose that the extent of any distortion could be significant. Please also disclose whether baskets may be created or redeemed at this distorted NAV.

The trading of CERFs presents risks unrelated to the GSCI-ER, page
11

9. We note your response to comment 22; however we reissue the comment. Please disclose examples of activities of market participants that could adversely affect the correlation between the value of the CERFs and the level of the GSCI-ER.

The liquidity of the Shares may be affected by the withdrawal from participation of Authorized Participants or by the suspension of issuance, transfers or redemptions of Shares by the Trustee, page
16

10. We note your response to comment 24; however, the disclosure still does not clearly describe this risk. Please revise to explain in more detail how difficulty in creating or redeeming baskets will reduce the liquidity of the Shares. Similarly, explain how suspension of issuance, transfer or redemption could adversely affect the liquidity of the Shares and the correlation between the value of the shares and the level of the Index.

Valuation of CERFs; Computation of Trust`s Net Asset Value, page
39

11. Refer to the third paragraph under this heading. Please revise to describe in more detail how the manager will calculate the value of the Investing Pool`s long position in CERFs. We note that the value will be based on the daily settlement price for the CERFs.

Creation of Baskets, page 41

12. We note your response to comment 41; however we are unable to locate the referenced disclosure. Please disclose that an Authorized
Participant that delivers CERFs as consideration must also pay cash in amount sufficient to fund the margin account on such CERFs.

Redemptions of Baskets, page 42

13. Please revise to clarify whether the Authorized Participants have discretion over whether to make redemptions on behalf of subsequent purchasers and whether they may refuse a redemption request.

Conflicts of Interest, page 54

14. Refer to the second introductory paragraph. It is not appropriate for the disclosure to suggest that by purchasing the Shares, investors are waiving their rights to assert a claim.
Please
remove this statement from your prospectus.

Plan of Distribution, page 63

15. Please revise the fifth paragraph to clarify that it relates to dealers that are neither Authorized Participants nor "underwriters" but are nonetheless participating in a distribution.

16. We note your response to comment 51; however we are unable to locate the referenced disclosure. Please explain how the activities of the Initial Purchaser will be distinct from those of an Authorized
Participant.

17. We note your response to comment 53. Please disclose that the difference between the price paid by Authorized Participants acting as underwriters and the price paid by investors to such Authorized Participants will be deemed underwriting compensation.

Where You Can Find More Information, page 67

18. Please disclose any additional reports that you will provide shareholders, including as a result of CFTC regulations.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Edward J. Rosen

BGI's Product Management Team
iShares GSCI Commodity-Indexed Trust
November 28, 2005
Page 5